Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020

During the three-month periods ended September 30, 2021 and 2020, we had an average of 91.7 and 59.5 vessels, respectively, in our fleet.

In the three-month period ended September 30, 2021, we accepted delivery of the secondhand container vessel Gialova with a TEU capacity of 4,578 and we sold the container vessel Venetiko with a TEU capacity of 5,928. Furthermore, during the three-month period ended September 30, 2021, we accepted delivery of 27 secondhand dry bulk vessels (Eracle, Peace, Bernis, Sauvan, Verity, Pride, Alliance, Manzanillo, Dawn, Acuity, Seabird, Discovery, Aeolian, Comity, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Athena and Farmer) with an aggregate DWT of 1,337,162.

In the three-month period ended September 30, 2020, we accepted delivery of the newbuild container vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand container vessel Scorpius (ex. JPO Scorpius) with a TEU capacity of 2,572. Additionally, we sold the container vessels Kawasaki, Kokura and Zagora with an aggregate TEU capacity of 15,968.

In the three-month periods ended September 30, 2021 and 2020, our fleet ownership days totaled 8,434 and 5,478 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and vessels’ operational data

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,			Percentage
	2020	2021	Change	Change
Voyage revenue	$107.9	$216.2	$108.3	100.4%
Voyage expenses	(2.4)	(4.4)	2.0	83.3%
Voyage expenses – related parties	(1.6)	(3.0)	1.4	87.5%
Vessels’ operating expenses	(30.2)	(49.7)	19.5	64.6%
General and administrative expenses	(1.5)	(2.3)	0.8	53.3%
Management fees – related parties	(5.5)	(8.2)	2.7	49.1%
General and administrative expenses - non-cash component	(0.9)	(2.3)	1.4	155.6%
Amortization of dry-docking and special survey costs	(2.2)	(2.7)	0.5	22.7%
Depreciation	(25.9)	(37.3)	11.4	44.0%
Gain /(loss) on sale / disposal of vessels	(0.4)	16.7	17.1	n.m.
Interest income	0.3	0.1	(0.2)	(66.7%)
Interest and finance costs	(16.1)	(24.2)	8.1	50.3%
Change in fair value measurement of equity securities	-	7.1	7.1	n.m.
Income from equity method investments	4.0	7.1	3.1	77.5%
Dividend income from investment in equity securities	-	1.8	1.8	n.m.
Other	0.1	0.5	0.4	n.m.
Loss on derivative instruments	(0.4)	(0.2)	(0.2)	(50.0%)
Net Income	$25.2	$115.2

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,			Percentage
	2020	2021	Change	Change
Voyage revenue	$107.9	$216.2	$108.3	100.4%
Accrued charter revenue	8.2	1.0	(7.2)	(87.8%)
Amortization of time charter assumed	-	(0.1)	(0.1)	n.m.
Voyage revenue adjusted on a cash basis (1)	$116.1	$217.1	$101.0	87.0%

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Vessels’ operational data	Three-month period ended September 30,			Percentage
	2020	2021	Change	Change
Average number of vessels	59.5	91.7	32.2	54.1%
Ownership days	5,478	8,434	2,956	54.0%
Number of vessels under dry-docking	2	5	3

Segmental Financial Summary

Three-month period ended September 30, 2021
	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$182.4	$33.8	$-	$216.2
Voyage expenses	(2.4)	(2.0)	-	(4.4)
Voyage expenses – related parties	(2.6)	(0.4)	-	(3.0)
Vessels’ operating expenses	(40.8)	(8.9)	-	(49.7)
General and administrative expenses	(1.9)	(0.4)	-	(2.3)
Management fees – related parties	(6.6)	(1.6)	-	(8.2)
General and administrative expenses - non-cash component	(1.9)	(0.4)	-	(2.3)
Amortization of dry-docking and special survey costs	(2.7)	-	-	(2.7)
Depreciation	(33.7)	(3.6)	-	(37.3)
Gain on sale / disposal of vessels	16.7	-	-	16.7
Interest income	0.1	-	-	0.1
Interest and finance costs	(22.9)	(1.3)	-	(24.2)
Change in fair value measurement of equity securities	-	-	7.1	7.1
Income from equity method investments	-	-	7.1	7.1
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	0.5	-	-	0.5
Loss on derivative instruments	(0.2)	-	-	(0.2)
Net Income	$84.0	$15.2	$16.0	$115.2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 100.4%, or $108.3 million, to $216.2 million during the three-month period ended September 30, 2021, from $107.9 million during the three-month period ended September 30, 2020. The increase is mainly attributable to (i) revenue earned by five container vessels acquired during the second half of 2020 as well as the 16 container vessels and 26 dry bulk vessels acquired during the nine-month period ended September 30, 2021 and (ii) increased charter rates in certain of our container vessels, partly off-set by revenue not earned by two container vessels sold during the second half of 2020 and three container vessels sold during the nine-month period ended September 30, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 87.0%, or $101.0 million, to $217.1 million during the three-month period ended September 30, 2021, from $116.1 million during the three-month period ended September 30, 2020. Accrued charter revenue for the three-month periods ended September 30, 2021 and 2020 was a positive amount of $1.0 million and $8.2 million, respectively.

Voyage Expenses

Voyage expenses were $4.4 million and $2.4 million for the three-month periods ended September 30, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

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Voyage Expenses – related parties

Voyage expenses – related parties were $3.0 million and $1.6 million for the three-month periods ended September 30, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.3 million, in the aggregate, for the three-month periods ended September 30, 2021 and 2020, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain under derivative contracts entered into in relation to foreign currency exposure, were $49.7 million and $30.2 million during the three-month periods ended September 30, 2021 and 2020, respectively. Daily vessels’ operating expenses were $5,895 and $5,520 for the three-month periods ended September 30, 2021 and 2020, respectively. The increase in the daily operating expenses over the two quarters is mainly attributed to increased one-time predelivery expenses for the acquisition of dry bulk vessels and increased crew costs related to Covid-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.3 million and $1.5 million during the three-month periods ended September 30, 2021 and 2020, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $8.2 million and $5.5 million during the three-month periods ended September 30, 2021 and 2020, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2021 amounted to $2.3 million, representing the value of the shares issued to a related party manager on September 30, 2021. General and administrative expenses - non-cash component for the three-month period ended September 30, 2020 amounted to $0.9 million, representing the value of the shares issued to a related party manager on September 30, 2020.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $2.7 million and $2.2 million during the three-month periods ended September 30, 2021 and 2020, respectively. During the three-month period ended September 30, 2021, two vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. During the three-month period ended September 30, 2020, two vessels underwent and completed their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended September 30, 2021 and 2020 was $37.3 million and $25.9 million, respectively.

Gain / (loss) on Sale / Disposal of Vessels

During the three-month period ended September 30, 2021, we recorded a gain of $16.5 million from the sale of the container vessel Venetiko, which was classified as vessel held for sale as at June 30, 2021 (initially classified as vessel held for sale as of March 31, 2021) and an additional gain of $0.2 million from the sale of the container vessel Halifax Express, which was sold in the first half of 2021.

During the three-month period ended September 30, 2020, we recorded an additional loss of $0.4 million, in the aggregate, from the sale of the container vessel Zagora which was classified as vessel held for sale as at December 31, 2019 and from the sale of the container vessels Kawasaki and Kokura which were classified as vessels held for sale as at June 30, 2020.

Loss on Vessels Held for Sale

During the three-month period ended September 30, 2021, the container vessels ZIM New York, and ZIM Shanghai were classified as vessels held for sale (initially classified as vessel held for sale as of June 30, 2021). No loss on vessels held for sale was recorded during the third quarter of 2021, since each vessel’s estimated market value exceeded each vessel’s carrying value.

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Interest Income

Interest income amounted to $0.1 million and $0.3 million for the three-month periods ended September 30, 2021 and 2020, respectively.

Interest and Finance Costs

Interest and finance costs were $24.2 million and $16.1 million during the three-month periods ended September 30, 2021 and 2020, respectively. The increase is mainly attributable to the increased average loan balances during the three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020, partly off-set by decreased financing cost during the three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020.

Swaps’ Breakage Costs

During the three-month period ended September 30, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs in the amount of $0.006 million in the aggregate.

Change in Fair Value of Equity securities/ Dividend income from investment in equity securities

Change in fair value of equity securities of $7.1 million for the three-month period ended September 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we owned as at September 30, 2021 compared to the fair value of such shares as of June 30, 2021. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. Furthermore, in the three-month period ended September 30, 2021 we received a special dividend from ZIM in the amount of $1.8 million.

Income from Equity Method Investments

During the three-month period ended September 30, 2021, we recorded an income from equity method investments of $7.1 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of September 30, 2021, six companies are jointly owned with York (of which, four companies currently own container vessels). During the three-month period ended September 30, 2020, we recorded an income from equity method investments of $4.0 million relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our ten interest rate derivative instruments and our two cross currency rate swaps which were outstanding as of September 30, 2021 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2021, the fair value of these ten interest rate derivative instruments and two cross currency rate swaps, in aggregate, amounted to a liability of $13.4 million. The change in the fair value of the interest rate derivative instruments and cross currency rate swaps that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives, representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the three-month period ended September 30, 2021, a loss of $1.5 million has been included in OCI and a loss of $0.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended September 30, 2021.

Cash Flows

Three-month periods ended September 30, 2021 and 2020

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2020	2021
Net Cash Provided by Operating Activities	$66.7	$125.9
Net Cash Used in Investing Activities	$(23.3)	$(395.8)
Net Cash Provided by / (Used in) Financing Activities	$(57.2)	$219.3

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Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2021, increased by $59.2 million to $125.9 million, from $66.7 million for the three-month period ended September 30, 2020. The increase is mainly attributable to increased cash from operations of $101.0 million, partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $16.4 million, by the increased payments for interest (including swap payments) of $4.6 million during the three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020 and by increased dry-docking and special survey costs of $0.8 million during the three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020.

Net Cash Used in Investing Activities

Net cash used in investing activities was $395.8 million in the three-month period ended September 30, 2021, which mainly consisted of (i) payments for the acquisition of 10 secondhand dry bulk vessels, (ii) settlement payments for the delivery of one container vessel and 15 secondhand dry bulk vessels, (iii) advance payments for the acquisition of five secondhand dry bulk vessels, (iv) payments for the acquisition of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos in accordance with the Share and Purchase agreement dated June 14, 2021 (agreed to acquire the equity interest of these companies at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities) and (v) payments for upgrades for certain of our container and dry bulk vessels, partly off-set by proceeds we received from the sale of one container vessel and by return of capital we received from one entity jointly -owned with York pursuant to the Framework Deed.

Net cash used in investing activities was $23.3 million in the three-month period ended September 30, 2020, which mainly consisted of payments for upgrades for certain of our container vessels and payments for the delivery of three newbuild container vessels and one container secondhand vessel, partly off-set by proceeds we received from the sale of three container vessels.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $219.3 million in the three-month period ended September 30, 2021, which mainly consisted of (a) $240.6 million net proceeds relating to our debt financing agreements (including proceeds of $300.9 million we received from our debt financing agreements), (b) $10.8 million we paid for dividends to holders of our common stock for the second quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from April 15, 2021 to July 14, 2021.

Net cash used in financing activities was $57.2 million in the three-month period ended September 30, 2020, which mainly consisted of (a) $32.7 million net payments relating to our debt financing agreements, (b) $9.3 million we paid for dividends to holders of our common stock for the second quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $2.1 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $2.2 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $2.5 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from April 15, 2020 to July 14, 2020.

Nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020

During the nine-month periods ended September 30, 2021 and 2020, we had an average of 75.4 and 59.9 vessels, respectively, in our fleet.

In the nine-month period ended September 30, 2021, (i) we accepted delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380, the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno and Gialova with an aggregate TEU capacity of 49,909 and we sold the container vessels Halifax Express, Prosper and Venetiko with an aggregate TEU capacity of 12,322 and (ii) we acquired (a) the 75% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (b) the 51% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels.

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Furthermore, in the nine-month period ended September 30, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos will not receive a profit as a result of the acquisition. Fifteen of the dry bulk vessels (Pegasus, Builder, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena and Farmer) that were part of the acquisition with an aggregate DWT of 850,163, were delivered to us during the nine-month period ended September 30, 2021. In addition, in the nine-month period ended September 30, 2021, we accepted delivery of another fifteen secondhand dry bulk vessels (Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo and Thunder) with an aggregate DWT of 659,021.

In the nine-month periods ended September 30, 2020, we accepted delivery of the newbuild vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand vessels Virgo (ex. JPO Virgo) and Scorpius (ex. JPO Scorpius) with a TEU capacity of 6,830; and we sold the vessels Neapolis, Kawasaki, Kokura and Zagora with an aggregate TEU capacity of 17,613.

In the nine-month periods ended September 30, 2021 and 2020, our fleet ownership days totaled 20,583 and 16,413 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and vessels’ operational data (1)

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,			Percentage
	2020	2021	Change	Change
Voyage revenue	$341.2	$509.7	$168.5	49.4%
Voyage expenses	(6.4)	(7.5)	1.1	17.2%
Voyage expenses – related parties	(4.7)	(7.3)	2.6	55.3%
Vessels’ operating expenses	(85.0)	(119.3)	34.3	40.4%
General and administrative expenses	(5.3)	(6.0)	0.7	13.2%
Management fees – related parties	(16.0)	(19.9)	3.9	24.4%
General and administrative expenses - non-cash component	(2.4)	(5.5)	3.1	129.2%
Amortization of dry-docking and special survey costs	(6.8)	(7.6)	0.8	11.8%
Depreciation	(81.6)	(96.0)	14.4	17.6%
Gain / (loss) on sale / disposal of vessels, net	(65.3)	18.1	83.4	n.m.
Loss on vessels held for sale	(14.4)	-	14.4	n.m.
Vessels’ impairment loss	(31.6)	-	31.6	n.m.
Foreign exchange gains / (losses)	(0.2)	0.2	0.4	n.m.
Interest income	1.5	1.6	0.1	6.7%
Interest and finance costs	(51.5)	(60.8)	9.3	18.1%
Fair value measurement of equity securities	-	58.1	58.1	n.m.
Income from equity method investments	12.2	12.0	(0.2)	(1.6%)
Dividend income from investment in equity securities	-	1.8	1.8	n.m.
Other	0.5	3.6	3.1	n.m.
Loss on derivative instruments	(2.4)	(1.2)	(1.2)	(50.0%)
Net Income / (Loss)	$(18.2)	$274.0

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,			Percentage
	2020	2021	Change	Change
Voyage revenue	$341.2	$509.7	$168.5	49.4%
Accrued charter revenue	15.9	3.2	(12.7)	(79.9%)
Amortization of time charter assumed	0.2	(0.5)	(0.7)	n.m.
Voyage revenue adjusted on a cash basis (2)	$357.3	$512.4	$155.1	43.4%

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Vessels’ operational data	Three-month period ended September 30,			Percentage
	2020	2021	Change	Change
Average number of vessels	59.9	75.4	15.5	25.9%
Ownership days	16,413	20,583	4,170	25.4%
Number of vessels under dry-docking	9	14	5

Segmental Financial Summary (1)

Nine-month period ended September 30, 2021
	Container vessels	Dry bulk vessels	Other	Total
Voyage revenue	$475.1	$34.6	$-	$509.7
Voyage expenses	(5.4)	(2.1)	-	(7.5)
Voyage expenses – related parties	(6.9)	(0.4)	-	(7.3)
Vessels’ operating expenses	(110.2)	(9.1)	-	(119.3)
General and administrative expenses	(5.6)	(0.4)	-	(6.0)
Management fees – related parties	(18.3)	(1.6)	-	(19.9)
General and administrative expenses - non-cash component	(5.0)	(0.5)	-	(5.5)
Amortization of dry-docking and special survey costs	(7.6)	-	-	(7.6)
Depreciation	(92.3)	(3.7)	-	(96.0)
Gain on sale / disposal of vessels, net	18.1	-	-	18.1
Foreign exchange gains	0.2	-	-	0.2
Interest income	1.6	-	-	1.6
Interest and finance costs	(59.5)	(1.3)	-	(60.8)
Fair value measurement of equity securities	-	-	58.1	58.1
Income from equity method investments	-	-	12.0	12.0
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	3.6	-	-	3.6
Loss on derivative instruments	(1.2)	-	-	(1.2)
Net Income	$186.6	$15.5	$71.9	$274.0

(1) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

(2) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 49.4%, or $168.5 million, to $509.7 million during the nine-month period ended September 30, 2021, from $341.2 million during the nine-month period ended September 30, 2020. The increase is mainly attributable to (i) revenue earned by five container vessels acquired during the second half of 2020 as well as the 16 container vessels and 26 dry bulk vessels acquired during the nine-month period ended September 30, 2021, (ii) increased charter rates in certain of our container vessels during the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020, partly off-set by revenue not earned by five container vessels sold during the year ended December 31, 2020 and three container vessels sold during the nine-month period ended September 30, 2021.

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Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 43.4%, or $155.1 million, to $512.4 million during the nine-month period ended September 30, 2021, from $357.3 million during the nine-month period ended September 30, 2020. Accrued charter revenue for the nine-month periods ended September 30, 2021 and 2020 was a positive amount of $3.2 million and $15.9 million, respectively.

Voyage Expenses

Voyage expenses were $7.5 million and $6.4 million for the nine-month periods ended September 30, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $7.3 million and $4.7 million for the nine-month periods ended September 30, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.9 million and $0.5 million, in the aggregate, for the nine-month periods ended September 30, 2021 and 2020, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain under derivative contracts entered into in relation to foreign currency exposure, were $119.3 million and $85.0 million during the nine-month periods ended September 30, 2021 and 2020, respectively. Daily vessels’ operating expenses were $5,797 and $5,179 for the nine-month periods ended September 30, 2021 and 2020, respectively. The increase in the daily operating expenses over the two nine-month periods is mainly attributed to increased one-time predelivery expenses for the acquisition of dry bulk vessels and increased crew costs related to Covid-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $6.0 million and $5.3 million during the nine-month periods ended September 30, 2021 and 2020, respectively, and both include $1.9 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $19.9 million and $16.0 million during the nine-month periods ended September 30, 2021 and 2020, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the nine-month period ended September 30, 2021 amounted to $5.5 million, representing the value of the shares issued to a related party manager on March 31, 2021, on June 30, 2021 and September 30, 2021. General and administrative expenses - non-cash component for the nine-month period ended September 30, 2020 amounted to $2.4 million, representing the value of the shares issued to a related party manager on March 30, 2020, June 30, 2020 and September 30, 2020.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $7.6 million and $6.8 million during the nine-month periods ended September 30, 2021 and 2020, respectively. During the nine-month period ended September 30, 2021, 11 vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. During the nine-month period ended September 30, 2020, nine vessels underwent and completed their dry-docking and special survey.

Depreciation

Depreciation expense for the nine-month periods ended September 30, 2021 and 2020 was $96.0 million and $81.6 million, respectively.

Gain / (loss) on Sale / Disposal of Vessels, net

During the nine-month period ended September 30, 2021, we recorded a net gain of $18.1 million from the sale of the container vessels Prosper (asset held for sale as at March 31, 2021), Halifax Express (asset held for sale as at December 31, 2020) and Venetiko (asset held for sale as at March 31, 2021 and June 30, 2021). During the nine-month period ended September 30, 2020, we recorded an aggregate net loss of $65.3 million from the sale of the container vessels Kawasaki, Kokura, Neapolis and Zagora. Neapolis and Zagora were classified as assets held for sale as at December 31, 2019.

8

Loss on vessels held for sale

During the nine-month period ended September 30, 2021, the container vessels ZIM New York and ZIM Shanghai were classified as vessels held for sale (initially classified as vessels’ held for sale on June 30, 2021). No loss on vessels held for sale was recorded during the nine-month period ended September 30, 2021, since each vessel’s estimated market value exceeded each vessel’s carrying value. During the nine-month period ended September 30, 2020, we recorded a loss on vessels held for sale of $14.4 million representing the expected loss from sale of the container vessel Singapore Express during the next twelve-month period.

Vessels’ impairment loss

During the nine-month period ended September 30, 2021 no impairment loss was recorded. During the nine-month period ended September 30, 2020, we recorded an impairment loss in relation to five of our container vessels in the amount of $31.6 million, in the aggregate.

Interest Income

Interest income amounted to $1.6 million and $1.5 million for the nine-month periods ended September 30, 2021 and 2020, respectively.

Interest and Finance Costs

Interest and finance costs were $60.8 million and $51.5 million during the nine-month periods ended September 30, 2021 and 2020, respectively. The increase is mainly attributable to the increased average loan balances during the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020, partly off-set by the decreased financing cost during the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020.

Swaps’ Breakage Costs

During the nine-month period ended September 30, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs in the amount of $0.006 million in the aggregate.

Fair value measurement of equity securities / Dividend income from investment in equity securities

Fair value measurement of equity securities of $58.1 million for the nine-month period ended September 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we owned as at September 30, 2021 of $61.9 million compared to the book value of these shares of $3.8 million as of December 31, 2020. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. Furthermore, in the nine-month period ended September 30, 2021, we received a special dividend from ZIM in the amount of $1.8 million.

Income from Equity Method Investments

During the nine-month period ended September 30, 2021, we recorded an income from equity method investments of $12.0 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies with York, and since then these five companies are consolidated in our consolidated financial statements. As of September 30, 2021, six companies are jointly owned with York (of which, four companies currently own container vessels). During the nine-month period ended September 30, 2020, we recorded an income from equity method investments of $12.2 million relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our ten interest rate derivative instruments and our two cross currency rate swaps which were outstanding as of September 30, 2021 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2021, the fair value of these twelve derivative instruments, in aggregate, amounted to a liability of $13.4 million. The change in the fair value of the interest rate derivative instruments and cross currency rate swaps that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the nine-month period ended September 30, 2021, a loss of $0.6 million has been included in OCI and a loss of $0.3 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the nine-month period ended September 30, 2021.

9

Cash Flows

Nine-month periods ended September 30, 2021 and 2020

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2020	2021
Net Cash Provided by Operating Activities	$205.9	$301.1
Net Cash Used in Investing Activities	$(21.7)	$(677.2)
Net Cash Provided by / (Used in) Financing Activities	$(192.7)	$482.6

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2021, increased by $95.2 million to $301.1 million, from $205.9 million for the nine-month period ended September 30, 2020. The increase is mainly attributable to increased cash from operations of $155.2 million, partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $7.8 million, by the increased payments for interest (including swap payments) of $5.9 million during the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020 and by the increased dry-docking and special survey costs of $3.3 million during the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020.

Net Cash Provided Used in Investing Activities

Net cash used in investing activities was $677.2 million in the nine-month period ended September 30, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and of the 51% equity interest in three companies, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of two newbuild container vessels, nine secondhand container vessels and 28 dry bulk vessels, (iii) advance payments for the acquisition of one secondhand container vessel and six secondhand dry bulk vessels (iv) payments for the acquisition of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos in accordance with the Share and Purchase agreement dated June 14, 2021 (agreed to acquire the equity interest of these companies at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities) and (v) payments for upgrades for certain of our container and dry bulk vessels, partly off-set by proceeds we received from the sale of three container vessels and by return of capital we received from one entity jointly -owned with York pursuant to the Framework Deed.

Net cash used in investing activities was $21.7 million in the nine-month period ended September 30, 2020, which mainly consisted of payments for upgrades for certain of our container vessels and payments for the delivery of three newbuild container vessels and two second hand container vessels, partly off-set by proceeds we received from the sale of four of our container vessels and by return of capital we received from nine entities jointly -owned with York pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $482.6 million in the nine-month period ended September 30, 2021, which mainly consisted of (a) $550.0 million net proceeds relating to our debt financing agreements (including proceeds we received (i) from the issuance of €100.0 million unsecured bond on the Athens Exchange and (ii) from our debt financing agreements of an amount of $944.0 million), (b) $29.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2020, the first quarter of 2021 and the second quarter of 2021 and (c) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock and $7.5 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2020 to January 14, 2021, January 15, 2021 to April 14, 2021 and April 15, 2021 to July 14, 2021.

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Net cash used in financing activities was $192.7 million in the nine-month period ended September 30, 2020, which mainly consisted of (a) $133.2 million net payments relating to our debt financing agreements, (b) $25.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2019, the first quarter of 2020 and the second quarter of 2020 and (c) $2.8 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $6.3 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $6.6 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $7.5 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020, January 15, 2020 to April 14, 2020 and April 15, 2020 to July 14, 2020.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of September 30, 2021, we had a total cash liquidity of $298.4 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of October 26, 2021, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU / DWT Capacity
Containerships
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550
Dry Bulk Vessels
CURACAO	2011	57,937
ROSE	2008	76,619

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Wednesday, October 27, 2021 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until November 3, 2021. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10161631.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 78 containerships, with a total capacity of approximately 565,000 TEU (including one secondhand vessel that we have agreed to acquire and one vessel that we have agreed to sell) and 37 dry bulk vessels with a total capacity of approximately 1,910,000 DWT (including three secondhand vessels that we have agreed to acquire). Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

11

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the Second Quarter and Six-Months Ended June 30, 2021 on Form 6-K (filed on July 28, 2021 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

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Fleet List

The tables below provide additional information, as of October 26, 2021, about our fleet of containerships, including the vessel that we have agreed to acquire, the vessel we have agreed to sell, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
16	COSCO GUANGZHOU	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(3)
17	COSCO NINGBO	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(3)
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(7)
25	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(8)
26	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
28	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
29	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
30	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
31	NAVARINO	MSC	2010	8,531	31,000	January 2025
32	MAERSK KLEVEN	Maersk	1996	8,044	25,000	June 2023(9)
33	MAERSK KOTKA	Maersk	1996	8,044	25,000	June 2023(9)
34	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022(10)
35	KURE	COSCO	1996	7,403	31,000	March 2023
36	MSC METHONI	MSC/Maersk	2003	6,724	29,000/46,500	July 2026(11)
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	YORK	Maersk	2000	6,648	21,250	August 2022
39	KOBE	RCL Feeder/ZIM	2000	6,648	14,500/45,000	July 2025(12)
40	SEALAND WASHINGTON	Maersk	2000	6,648	25,000	December 2022 (13)
41	SEALAND MICHIGAN	Maersk	2000	6,648	25,000	October 2022(13)
42	SEALAND ILLINOIS	Maersk	2000	6,648	25,000	October 2022 (13)
43	MAERSK KOLKATA	Maersk	2003	6,644	25,000	October 2022 (13)

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Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
44	MAERSK KINGSTON	Maersk	2003	6,644	25,000	October 2022 (13)
45	MAERSK KALAMATA	Maersk	2003	6,644	25,000	October 2022 (13)
46	ARIES	ONE	2004	6,492	(*)	December 2022
47	ARGUS	ONE	2004	6,492	(*)	January 2023
48	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
49	GLEN CANYON	ONE/ZIM	2006	5,642	(*)/62,500	July 2025(14)
50	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
51	ZIM NEW YORK(iii)	ZIM	2002	4,992	-	Vessel scheduled to be sold
52	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024(15)
53	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024(15)
54	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
55	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
56	OAKLAND	Maersk	2000	4,890	24,500	March 2023
57	GIALOVA	ZIM	2009	4,578	25,500	April 2024
58	NORFOLK	Maersk	2009	4,259	30,000	May 2023
59	VULPECULA	OOCL	2010	4,258	22,700	February 2023
60	VOLANS	ZIM	2010	4,258	24,250	April 2024
61	VIRGO	Maersk	2009	4,258	30,200	February 2024
62	VELA	OOCL	2009	4,258	22,700	January 2023
63	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
64	NEOKASTRO	(*)/CMA CGM	2011	4,178	(*)/ 39,000	January 2027(17)
65	ULSAN	Maersk	2002	4,132	34,730	January 2026
66	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
67	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
68	LAKONIA	COSCO	2004	2,586	26,500	March 2025(18)
69	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	January 2023
70	ETOILE	(*)	2005	2,556	(*)	February 2023
71	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025(19)
72	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2022(20)
73	MESSINI	(*)	1997	2,458	18,000	January 2022
74	ARKADIA(i)	China Navigation	2001	1,550	21,500	May 2023
75	MICHIGAN	MSC	2008	1,300	18,700	September 2023
76	TRADER	(*)	2008	1,300	(*)	October 2024
77	LUEBECK	MSC	2001	1,078	15,000	March 2024(21)

Containership agreed to be acquired within 2021

	Vessel Name	Vessel Capacity (TEU)	Year Built	Charterer	Agreed Daily Charter Rate (U.S. dollars)	Charter Tenor
1	CO KOBE (tbr. DYROS)	4,578	2008	Maersk	22,750	24.5 – 27.5 months from vessel’s delivery to the charterer

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.

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(3)	Upon redelivery of each vessel from COSCO between April 2022 and July 2022, each vessel will commence a charter for a period of 36 to 39 months at a daily rate of $72,700. Until then the daily charter rate of Cosco Guangzhou and Cosco Ningbo will be $30,900.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)	The daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(10)	Charterer has the option to extend the current time charter from June 2022, for a period expiring between August 2025 and November 2025 at a daily rate of $18,500.
(11)	Upon redelivery of MSC Methoni from MSC (expected in November 2021), the vessel will commence a charter with Maersk at a daily rate of $46,500. Until then the daily charter rate will be $29,000.
(12)	Upon redelivery of Kobe from RCL Feeder (expected in November 2021), the vessel will commence a charter with ZIM at a daily rate of $45,000. Until then the daily charter rate will be $14,500.
(13)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Expiration of charter represents latest redelivery date.
(14)	Upon redelivery of Glen Canyon from ONE (expected between February 2022 and April 2022), the vessel will commence a charter with ZIM at a daily rate of $62,500.
(15)	Charterer has the option to extend the current time charter for an additional period of 12 to 14 months at a daily rate of $17,000.
(16)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(17)	Upon redelivery of Neokastro from her current charterer (expected between December 2021 and February 2022), the vessel will commence a charter with CMA CGM at a daily rate of $39,000.
(18)	This charter rate will be earned by Lakonia from April 24, 2022. Until then the daily charter rate will be $17,300.
(19)	This charter rate will be earned by Areopolis from May 3, 2022. Until then the daily charter rate will be $17,300.
(20)	Expiration of charter represents latest redelivery date.
(21)	This charter rate will be earned by Luebeck from March 19, 2022. Until then the daily charter rate will be $7,750.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

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The tables below provide additional information, as of October 26, 2021, about our fleet of dry bulk vessels, including the vessels that we have agreed to acquire.

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	AEOLIAN	2012	83,478	39,000	December 2021
2	BUILDER	2012	81,541	25,000	November 2021
3	FARMER	2012	81,541	38,300	December 2021
4	SAUVAN	2010	79,700	30,250	November 2021
5	ROSE	2008	76,619	-	Open
6	SEABIRD	2016	63,553	40,750	November 2021
7	DAWN	2018	63,530	10,500	December 2021(3) (4)
8	ERACLE	2012	58,018	30,000	November 2021
9	CURACAO	2011	57,937	39,000	December 2021
10	URUGUAY	2011	57,937	35,000	November 2021
11	ATHENA	2012	57,809	35,000	November 2021
12	THUNDER	2009	57,334	40,750	October 2021
13	SERENA	2010	57,266	98.25% participation to the BSI58 performance(5)	May 2022
14	PEGASUS	2011	56,726	26,150	November 2021
15	MERIDA	2012	56,670	42,000	November 2021
16	CLARA	2008	56,557	47,000	November 2021
17	PEACE	2006	55,709	98.5% participation to the BSI58 performance(5)	July 2022
18	PRIDE	2006	55,705	34,500	November 2021
19	COMITY	2010	37,302	100% participation to the BHSI38 performance(6)	July 2022(3)
20	VERITY	2012	37,163	100% participation to the BHSI38 performance(6)	March 2022(3)
21	PARITY	2012	37,152	102% participation to the BHSI38 performance(6)	December 2022
22	ACUITY	2011	37,149	30,900	November 2021
23	EQUITY	2013	37,071	32,500	November 2021
24	DISCOVERY	2012	37,019	47,000	November 2021
25	TAIBO	2011	35,112	-	Vessel in dry dock
26	BERNIS	2011	34,627	25,250	November 2021
27	MANZANILLO	2010	34,426	48,750	November 2021
28	ADVENTURE	2011	33,755	7,500	December 2021(3) (4)
29	ALLIANCE	2012	33,751	8,150	December 2021(3) (4)
30	CHARM	2010	32,527	91% participation to the BHSI38 performance(6)	February 2022(3)
31	PROGRESS	2011	32,400	-	Open
32	MINER	2010	32,300	-	Vessel in dry dock
33	KONSTANTINOS	2012	32,178	19,500	November 2021(3) (4)
34	RESOURCE	2010	31,776	27,500	November 2021

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Dry Bulk vessels agreed to be acquired within 2021

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	JAIGARH (tbr. GRENETA)	2010	82,166	-	-
2	BULK TITAN (tbr. TITAN I)	2009	58,090	-	-
3	DARYA LAKSHMI (tbr. BERMONDI)	2009	55,469	-	-

(1)	Daily charter rates are gross, unless stated otherwise.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Vessels acquired/agreed to be acquired, with a time charter agreed by the previous owners.
(4)	Latest redelivery date.
(5)	Gross daily charter rate linked to the Baltic Exchange Supramax Index (“BSI58’’).
(6)	Gross daily charter rate linked to the Baltic Exchange Handysize Index (“BHSI38’’).

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Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2020	2021	2020	2021
	Unaudited

REVENUES:
Voyage revenue	$341,176	$509,721	$107,903	$216,226

EXPENSES:
Voyage expenses	(6,383)	(7,480)	(2,380)	(4,409)
Voyage expenses – related parties	(4,753)	(7,339)	(1,623)	(3,038)
Vessels' operating expenses	(84,999)	(119,316)	(30,241)	(49,716)
General and administrative expenses	(5,301)	(5,960)	(1,543)	(2,251)
Management fees - related parties	(16,023)	(19,939)	(5,502)	(8,153)
General and administrative expenses - non-cash component	(2,416)	(5,523)	(908)	(2,316)
Amortization of dry-docking and special survey costs	(6,765)	(7,564)	(2,228)	(2,717)
Depreciation	(81,618)	(96,010)	(25,881)	(37,284)
Gain / (Loss) on sale / disposal of vessels, net	(65,260)	18,075	(432)	16,669
Loss on vessels held for sale	(14,359)	-	-	-
Vessels’ impairment loss	(31,577)	-	-	-
Foreign exchange gains / (losses)	(203)	147	4	1
Operating income	$21,519	$258,812	$37,169	$123,012

OTHER INCOME / (EXPENSES):
Interest income	$1,464	$1,554	$377	$65
Interest and finance costs	(51,452)	(60,793)	(16,085)	(24,245)
Swaps’ breakage cost	(6)	-	(6)	-
Income from equity method investments	12,201	12,005	3,960	7,054
Fair value measurement / Change in fair value of equity securities	-	58,144	-	7,050
Dividend income from investment in equity securities	-	1,833	-	1,833
Other	468	3,631	160	648
Loss on derivative instruments	(2,392)	(1,219)	(326)	(207)
Total other income / (expenses)	$(39,717)	$15,155	$(11,920)	$(7,802)
Net Income / (Loss)	$(18,198)	$273,967	$25,249	$115,210
Earnings allocated to Preferred Stock	(23,315)	(23,302)	(7,854)	(7,854)
Gain on retirement of Preferred Stock	619	-	-	-
Net Income / (Loss) available to common stockholders	$(40,894)	$250,665	$17,395	$107,356

Earnings / (Losses) per common share, basic and diluted	$(0.34)	$2.04	$0.14	$0.87
Weighted average number of shares, basic and diluted	120,319,521	122,845,943	121,094,924	123,299,457

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COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2020	2021
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$143,922	$221,358
Restricted cash	4,998	8,789
Accounts receivable	8,249	16,988
Inventories	10,455	18,476
Due from related parties	1,623	-
Fair value of derivatives	460	-
Insurance claims receivable	883	1,216
Asset held for sale	12,416	44,931
Time charter assumed	191	199
Investment in equity securities	-	61,945
Prepayments and other	8,853	7,100
Total current assets	$192,050	$381,002
FIXED ASSETS, NET:
Right-of-use assets	$199,098	$193,268
Vessels and advances, net	2,450,510	3,517,248
Total fixed assets, net	$2,649,608	$3,710,516
NON-CURRENT ASSETS:
Equity method investments	$78,227	$19,018
Deferred charges, net	27,682	35,430
Accounts receivable, non-current	3,896	4,876
Restricted cash	42,976	68,211
Fair value of derivatives, non-current	-	468
Time charter assumed, non-current	839	716
Debt securities, held to maturity (Net of allowance for credit losses of $569 as of December 31, 2020)	6,813	-
Other non-current assets	8,425	3,332
Total assets	$3,010,516	$4,223,569
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$147,137	$270,277
Accounts payable	7,582	12,512
Due to related parties	432	2,788
Finance lease liabilities	16,495	16,629
Accrued liabilities	17,621	25,210
Unearned revenue	11,893	16,932
Fair value of derivatives	3,440	8,439
Other current liabilities	2,374	2,519
Total current liabilities	$206,974	$355,306
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,305,076	$2,149,477
Finance lease liabilities, net of current portion	116,366	103,882
Fair value of derivatives, net of current portion	3,653	5,901
Unearned revenue, net of current portion	29,627	32,797
Total non-current liabilities	$1,454,722	$2,292,057
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Additional paid-in capital	1,366,486	1,381,270
Retained earnings / (Accumulated deficit)	(9,721)	202,306
Accumulated other comprehensive loss	(7,957)	(7,382)
Total stockholders’ equity	$1,348,820	$1,576,206
Total liabilities and stockholders’ equity	$3,010,516	$4,223,569

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Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Voyage revenue	$341,176	$509,721	$107,903	$216,226
Accrued charter revenue (1)	$15,942	$3,170	$8,221	$1,024
Amortization of Time-charter assumed	$144	$(463)	$49	$(118)
Voyage revenue adjusted on a cash basis (2)	$357,262	$512,428	$116,173	$217,132

Adjusted Net Income available to common stockholders (3)	$91,005	$177,802	$26,740	$81,540
Weighted Average number of shares	120,319,521	122,845,943	121,094,924	123,299,457
Adjusted Earnings per share (3)	$0.76	$1.45	$0.22	$0.66

Net Income / (Loss)	$(18,198)	$273,967	$25,249	$115,210
Net Income / (Loss) available to common stockholders	$(40,894)	$250,665	$17,395	$107,356
Weighted Average number of shares	120,319,521	122,845,943	121,094,924	123,299,457
Earnings / (Losses) per share	$(0.34)	$2.04	$0.14	$0.87

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the nine-month periods ended September 30, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Net Income / (Loss)	$(18,198)	$273,967	$25,249	$115,210
Earnings allocated to Preferred Stock	(23,315)	(23,302)	(7,854)	(7,854)
Gain on retirement of Preferred Stock	619	-	-	-
Net Income / (Loss) available to common stockholders	(40,894)	250,665	17,395	107,356
Accrued charter revenue	15,942	3,170	8,221	1,024
General and administrative expenses - non-cash component	2,416	5,523	908	2,316
Amortization of Time charter assumed	144	(463)	49	(118)
Realized (gain) / loss on Euro/USD forward contracts (1)	(488)	26	(410)	200
Vessels’ impairment loss	31,577	-	-	-
(Gain) / loss on sale / disposal of vessels, net	65,260	(18,075)	432	(16,669)
Non-recurring, non-cash write-off of loan deferred financing costs	478	363	-	-
Loss on vessels held for sale	14,359	-	-	-
Gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	-	(5,726)	-	(5,726)
Swap’s breakage costs	6	-	6	-
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments	2,205	1,219	139	207
Fair value measurement / Change in fair value of equity securities	-	(58,144)	-	(7,050)
Other non-recurring, non-cash items	-	(756)	-	-
Adjusted Net Income available to common stockholders	$91,005	$177,802	$26,740	$81,540
Adjusted Earnings per Share	$0.76	$1.45	$0.22	$0.66
Weighted average number of shares	120,319,521	122,845,943	121,094,924	123,299,457

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, net, loss on vessels held for sale, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, fair value measurement of equity securities / change in fair value of equity securities, swap’s breakage costs, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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